ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

October 11, 2024	Paulita A. Pike T +1 312 845 1212 paulita.pike@ropesgray.com

VIA EDGAR

Mr. Aaron Brodsky
Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, D.C. 20002

Re:	The Pop Venture Fund (File Nos. 811-23950 and 333-278367)

Dear Mr. Brodsky:

On behalf of The Pop Venture Fund (the “Fund”) set forth below are the Fund’s responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) telephonically on August 30, 2024 relating to the Fund’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 811-23950 and 333-278367) (the “Registration Statement”) filed on August 7, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the same meaning as set forth in the Registration Statement.

1.	Comment: Is ALPS Distributors, Inc. registered with the SEC in any capacity? What services are they providing, and how are they being compensated? Please provide a detailed analysis of why ALPS is not required to be registered as a broker dealer.

Response: ALPS Distributors, Inc. (“ALPS”) is registered as a broker-dealer with both the SEC and FINRA and, according to BrokerCheck, has been so registered since 1985.

ALPS will provide review of Fund-related advertising and sales literature pieces (“marketing materials”) and will provide related consulting services. ALPS will also make all required FINRA filings of marketing materials with respect to the Fund. For such services, the Fund’s investment adviser will pay ALPS an annual flat base service fee and an asset based fee.

ALPS will also act as underwriter and distributor to the Fund, pursuant to a distribution agreement between ALPS and the Fund (the “Distribution Agreement”). Pursuant to the Distribution Agreement, ALPS shall have the exclusive right to sell, as agent on behalf of the Fund, the shares covered by the registration statement, prospectus and statement of additional

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information for the Fund then in effect under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, except that the Fund intends to sell shares directly to investors pursuant to the safe harbor provided in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Distribution Agreement will be filed with Part C in a future amendment to the Fund’s Registration Statement on Form N-2.

2.	Comment: Please provide a detailed analysis of the activities that the website and the Locker are engaged in. Given that the website allows investors to directly purchase and resell shares, and that the Locker provides a venture-capital like strategy to invest in early-stage companies available to all investors, why is Pop Venture Inc. not required to register as a broker dealer?

Response: The Website. As the Staff notes, the Fund will offer its shares via a website. The website’s URL is owned by Pop Venture Enterprises, Inc., the parent company of the Fund’s investment adviser, Pop Venture Advisers LLC (the “Adviser”), and is operated by employees of the Adviser. Pop Venture, Inc. does not own or operate the website, nor is it involved in the offering or sale of securities of the Fund.

Rule 3a4-1 under the Exchange Act provides a safe harbor for associated persons of an issuer to not be deemed brokers required to register. In accordance with the standards set forth in Rule 3a4-1, any employee of the Adviser participating in the sale of shares of the Fund via the website, (1) will not be subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of their participation; (2) will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (3) will not be an associated person of a broker or dealer. Further, the employee will limit their activities to those permitted in Rule 3a4-1(4)(ii)(A)-(C) or (iii)(A)-(C).

Shares of the Fund may also be sold by ALPS, and ALPS is registered as a broker-dealer, as noted above.

The Locker. The Locker is a tradename representing a diligence software tool owned by CrowdCheck, Inc. (“CrowdCheck”). The Locker and CrowdCheck are currently owned by Pop Venture Inc.

The service provided by CrowdCheck and the Locker is limited to the creation of diligence reports regarding issuers. When the Adviser is considering an issuer for investment by the Fund, or when a business owner would like to provide the Adviser with information about their company so that the Adviser might consider the company for investment by the Fund, CrowdCheck is engaged in its capacity as a diligence service provider to prepare a diligence report on the company.

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There is currently a fee charged by CrowdCheck for a diligence report to be prepared in Locker. The fee is for preparation and maintenance of a diligence report and is not tied to (1) the findings included in the report or (2) whether or not the Fund (or any other investor) ultimately invests in the company that is the subject of the report. The fee is paid by the subject company and the report that is created may then be used by the subject company in its discretion for so long as it contracts with CrowdCheck to maintain the report. The fee to access and maintain the diligence questionnaire will be waived for issuers seeking an investment from Pop Venture Fund; the Adviser will cover the expense of a diligence report to be prepared in Locker for these issuers.

The preparation of the diligence report is data driven, and CrowdCheck does not make any recommendations with respect to the investability or suitability of an issuer. Neither CrowdCheck nor Pop Venture Inc. is involved in the structuring, negotiation or execution of any transaction with respect to any subject company for which a Locker has been created.

The diligence report provided by CrowdCheck/Locker will be only one of multiple factors considered by the Adviser in determining whether to invest in a particular issuer.

3. Comment: We understand that shares will be available directly from the transfer agent. Please provide a detailed analysis of why the transfer agent is not required to register as a broker dealer.

Response: The Registrant will revise the disclosure included in the Registration Statement to clarify that shares will not be available directly from the transfer agent. Rather, shares of the Fund will be available for sale directly from the Fund via its website or through ALPS, as principal underwriter and distributor to the Fund. The transfer agent will be limited to performing traditional transfer agent duties not subject to broker-dealer registration.

4.	Comment: Please provide copies of past or current marketing for the Fund shares through social media posts or other electronic means aside from PopVenture.com.

Response: Aside from the website, which was briefly publicly available and about which the Registrant has previously corresponded with the Staff, no marketing materials have been provided to investors regarding the Fund. The Adviser prepared materials solely for use in describing the platform and mission to potential service providers, potential employees of the Adviser and potential investors in Pop Venture, Inc. but these have not been shared with potential investors in the Fund or otherwise made publicly available.

5.	Comment: Please supplementally explain what steps the Fund took to ascertain the number of views of the webpage and any information about the number of unique views.

Response: The Adviser’s website was publicly available with information regarding the Fund for 26 days. The Adviser has outsourced website design and maintenance to a firm called

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Influx Marketing (“Influx”). According to Influx, when the website was taken down, it was not yet “Google Indexed” and therefore there is no definitive record of the number of unique views.

6.	Comment: The Staff is concerned about the Fund’s compliance program under Rule 38a-1 and specifically the controls relating to communications with the public and compliance with the Fund advertising rules. Please explain how public availability of the Fund’s website occurred and describe the control policies, procedures or otherwise that the Fund and the Adviser will implement to ensure that similar advertisements are appropriately vetted prior to publication. Has the Fund taken any actions beyond those described in the August 7th letter to mitigate what appears to be a violation of Section 5(b)?

Response: The Adviser included information regarding the Fund on the Adviser’s website from June 12, 2024-July 8, 2024 and intended such information to comply with the requirements of Rule 134 under the Securities Act. During this time, the website contained no mechanism for selling shares. At that time, the Fund was in the process of hiring a Chief Compliance Officer to oversee the Fund’s compliance program under Rule 38a-1. As of the date of this letter, Susan DuMont has been named the Chief Compliance Officer of the Adviser and it is anticipated that a Chief Compliance Officer of the Fund will be appointed soon. Ms. DuMont and the Chief Compliance Officer of the Fund, once appointed, will engage with service providers as needed to supplement the Fund’s needs with regards to compliance. Ms. DuMont has 30 years of experience working in various areas of financial operations, compliance back-office operations and human resources.

Additionally, since the August 9th letter, Ropes & Gray LLP has been engaged as counsel to the Fund and Adviser. Ropes & Gray has extensive knowledge of the registered funds landscape and expertise advising on all aspects of governance, regulatory risks, and compliance matters.

The Pop Venture website will remain inaccessible to the public until the Adviser is confident that any additional controls necessary are in place.

7.	Comment: Please supplementally explain how the process of transacting for shares entirely online will function with involvement of third parties including contractual terms and arrangements. Please file any material contracts as applicable. In your response, please discuss the technological needs and the Fund’s capabilities to effectuate share transactions, including wire transfers, recordation, clearance and settlement and identity verification of prospective investors.

Response: With regard to opening an account, as described in the Registration Statement, a new investor will open an account with the Fund through the Pop Venture Website. Only once an account has been verified and activated, may the investor purchase Shares. To open a new

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account, an investor will first need to visit PopVenture.com on their computer or mobile device.

The Website will provide step-by-step instructions to open and fund a new account, and this application process is completed entirely through the PopVenture.com Website. As part of this process, and prior to opening an account, the Fund will collect certain information from each Investor in accordance with its anti-money laundering (AML) and know-your-customer (KYC) policies and procedures. The AML and KYC screening of each Investor will be conducted by Clear.1

When registering to open an account through the Website, investors will be asked to accept the terms of an online agreement(s), create a user profile and establish a password for online services. Investors will be automatically enrolled for electronic delivery of Fund shareholder documents. This will allow each investor to receive electronic delivery (through the Website and via email) of the Fund’s prospectus, annual/semiannual reports to shareholders, and proxy statements, as well as their account(s) statements and trade confirmations, and certain other Fund notices and information. Paper copies of shareholder documents may be requested by shareholders by calling Pop Venture toll-free at 833-PopVenture or by emailing Hi@PopVenture.

Each investor will link their bank account to their Pop Venture account to complete the account set-up and purchase Shares. Share purchases will be funded through electronic funds transfer from the linked bank account. The service provider Pop Venture has retained to process electronic transfers from each bank account may charge investors a fee for these transfers. The Fund, through PopVenture.com, will not accept cash, credit card, convenience checks, prepaid debit cards, non-bank money orders, travelers checks or checks drawn on foreign banks as forms of payment to purchase Shares.

The Fund will also use electronic funds transfer to transfer any redemption proceeds. The Fund will transfer Fund dividends through electronic funds transfer. In each case, prior to sending any redemption proceeds or cash dividends, Pop Venture may ask investors to verify bank account information through PopVenture.com.

Through the Pop Venture Website (PopVenture.com on all devices) investors will view account information, access Fund shareholder reports and NAV information, view certain Fund holdings information, buy Fund Shares, establish an automatic investment program, and submit redemption requests.

With regard to the redemption of Fund Shares, as described in the Registration Statement, the Fund is an interval fund and, as such, has adopted a fundamental policy requiring it to make

1 Please see response #10 for a further description of how Pop Venture uses Clear to verify shareholder identity.

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periodic repurchase offers between at least 5% and 25% of the Fund’s outstanding Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act (unless such offer is suspended or postponed in accordance with applicable law).

Shareholders will be notified in writing about each periodic repurchase offer, how they may request that the Fund repurchase their Shares, and the date the repurchase offer ends. Redemption proceeds will typically be sent by electronic funds transfer to the bank account the shareholder has linked through the Website, and the Fund may ask shareholders to confirm their bank account information through the Website before the Fund sends the redemption proceeds.2 The Website will provide instructions for submitting repurchase requests. All repurchase requests must be submitted through the Website by the applicable Repurchase Request Deadline.

With regard to material contracts, the Fund has filed or will file as exhibits to the Registration Statement, its agreement with ALPS Fund Services, Inc. (SS&C ALPS), SS&C GIDS, Inc. and DST Asset Manager Solutions, Inc. (collectively, SS&C) (the “Administrator”) with respect to certain administrative, fund accounting, and transfer agent services and the agreement with ALPS pursuant to which ALPS will provide certain advertising and marketing support services to the Fund, in addition to serving as the Fund’s distributor.

8.	Comment: Please supplementally explain how the Fund intends to process orders and repurchase orders if the Fund’s website experiences operational failures or incidents that affect one set of users and not the others.

Response: As described in the Registration Statement, during a widespread outage, investors will be unable to submit orders to purchase Shares.

Also as described in the Registration Statement, while the Website is intended to be the exclusive means through which repurchase requests may be submitted, the Fund will permit repurchase requests to be submitted manually during any period that the Website is malfunctioning or otherwise experiencing a widespread outage. The prospectus lists a toll-free number that shareholders can call for instructions on how they may submit a repurchase request outside the Website. As mentioned above and as described in the Registration Statement, as an interval fund, any redemptions of Fund Shares will be in connection with periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act.

9.	Comment: Insofar as the Fund will effect transactions with investors without the use of an intermediary, please discuss the Fund’s potential liability for effective monitoring of suspicious account activity and summarize the Fund’s procedures to ensure compliance.

2 Please see response #10 for a description of how Stripe API performs an additional layer of anti-money laundering (AML) and know-your-customer (KYC) screening on potential shareholders.

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Response: Pop Venture Enterprises owns, monitors, manages the website popventure.com and the portal through which people learn about the Fund and purchase Fund Shares.

A name is given to the shopping cart or application (the mechanism by which individuals buy shares on the website, online, on their computer, iPad or phone).

Every application is verified by Clear which includes the following: Biographic KYC checks name, address, DOB, and phone; database checks SSN Verified against multiple credit bureau databases; Government I.D. Global coverage, API integration available; selfie liveness verification; government I.D. match, ongoing watchlist checks OFAC, PEP, and adverse media lists; device intelligence 20+ device fraud checks (e.g. device not using VPN); phone number matching name, address, phone in mobile carrier networks; and email and IP address fraud risk check.

Once registered and verified by Clear, shareholders will be guided to a Stripe API.

Purchase of shares from a shareholder’s bank account is processed by Stripe which is an additional verification of the individual and their account. In addition to operational risk management solutions, Stripe provides KYC and risk-based screening to help onboard connected accounts and maintain compliance with evolving regulations. Stripe screens include Identity verifications and risk-based KYC and AML checks for individuals and businesses.

10.	Comment: Please supplementally provide a description of the privacy and security concerns that may be raised by the transmission of confidential personal information to the Fund via the internet or other digital channels. In your response, please discuss the means and measures by which the Fund will ensure the information is adequately protected.

Response: The transmission of confidential personal information to the Fund via the internet or other digital channels creates a risk that such confidetntial information could be intercepted or accessed by an unauthorized third party and subsequently used or sold. To address this risk, Amazon Web Services (AWS) has been engaged to provide the Fund’s website, the Adviser and the Salesforce system with hosting, archival and document storage. All data is encrypted in transit as well as at rest. Both AWS and Salesforce are known globally for their exceptional investment in cybersecurity and their disaster preparedness.

11.	Comment: Please supplementally explain if the Fund’s affiliates may source investments from the Locker, and if the Fund contemplates investing in the same entities as other affiliates that invest in the Locker.

Response: The Fund does not have affiliates that source investments from the Locker.

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12.	Comment: Please supplementally explain direct or indirect arrangements between CrowdCheck and the Fund including any contractual, financial or other arrangements. As part of your response, please confirm if there are any profit sharing or revenue sharing arrangements involving CrowdCheck and the Fund.

Response: There are no contractual, financial or other arrangements between CrowdCheck and the Fund. There are no profit sharing or revenue sharing arrangements between CrowdCheck and the Fund.

13.	Comment: Please explain supplementally whether or not any costs associated with the Locker are borne by the Fund directly or indirectly.

Response: No costs associated with the Locker are borne by the Fund directly or indirectly.

14.	Comment: Once the Company has applied to the Locker, is the Fund under any obligation or expectation, contractually or otherwise to invest in the Company?

Response: No company “applies to the Locker.” The Locker is not an entity receiving applications for funding. The Locker is a form - a questionnaire - that a company completes. That form may be sent to the Adviser for consideration by the investment team.

The Fund is under no obligation or expectation, contractually or otherwise, to invest in a company that completes a Locker form and the questionnaire clearly states that creation of a Locker is not a guarantee of funding.

15.	Comment: Could the Fund invest in a Locker applicant even if the applicant has not met investment criteria of the Fund? If the answer is no, please discuss any mechanism in place to prevent such an outcome.

Response: No. The Fund will not invest in an issuer if the issuer has not met the Fund’s investment criteria.

In terms of any mechanism in place to prevent such an outcome, the Adviser’s portfolio team conducts a additional quantitative and qualitative diligence review following the Locker process before a company is added to the Fund’s portfolio.

As described in the Registration Statement, the Fund’s investment process is built on a due diligence and qualification process driven by Pop Venture’s proprietary portfolio construction methodology and a diligence, valuation tool called The Locker which provides the Adviser with a quantitative foundation. The Locker uses algorithmic filters on the data collected from each potential target issuer (each a “Potential Target Issuer” and, collectively, “Potential Target Issuers”) to identify companies that meet the Fund’s investment criteria. The Locker currently collects 376 pieces of data, performs dozens of calculations and identifies 122

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potential flags from a Potential Target Issuer (collectively, the “Data Set”). The Data Set is analyzed by the Locker using back-end analytics to accept, deny, or request further information from a Potential Target Issuer. The Locker’s question set features over 150 filters and smart, adaptive questioning. Potential Target Issuers are required to upload documents supporting the automated diligence, including leases, contracts and financials. A successfully completed application within the Locker generates a detailed report on the business seeking funding, including key performance indicators, such as nine distinct balance sheet ratios. The Locker analyzes the company’s financial statements, credit worthiness and plans for funding. CrowdCheck, Inc. verifies data in each Locker, confirms valuation assessments and conducts bad actor checks on a Potential Target Issuer’s board members, leadership team, and investors.

Before adding a company to the Fund’s portfolio, the Adviser’s portfolio team conducts a further diligence review, which includes the following factors to determine if the company is an acceptable investment: review of revenue growth, cash flow, market potential, product stage, management team, and level of financing of the company’s securities. The weight given to each of these criteria will vary according to the Adviser’s assessment of market conditions, which includes economic and political considerations. In reviewing potential investments for the Fund, the Adviser utilizes the information available in the Locker as well as any publicly available sources, including, but not limited to, Clear, Bloomberg, Crunchbase, Pitchbook and Lexis Nexis. The Adviser, wherever possible, seeks additional information from a company’s management and reviews its past and expected financial performance. The criteria described above, together with the availability of the securities and the Adviser’s assessment of other investment factors will inform the Adviser’s decision to invest in the security.

16.	Comment: Will marketing efforts or contractual arrangements in connection with the Locker, and/or CrowdCheck discussions with potential applicants, include or discuss how likely it is that the Fund will invest in the Company.

Response: No. CrowdCheck and the Locker would not discuss with Potential Target Issuers the likelihood of their receiving an investment from the Fund. The Locker is a form - a questionnaire that is completed by Potential Target Issuers. It is not the entirety of the diligence process. Only the Adviser determines which Potential Target Issuers receive an investment from the Fund.

Neither the Locker nor CrowdCheck would be engaged in a “discussion” with Potential Target Issuers. The Locker is an online questionnaire - a form. The form calculates quantitative data and CrowdCheck verifies the data. At no point do Locker users, Potential Target Issuers of the Fund or not, “discuss” the application with Locker or CrowdCheck staff.

CrowdCheck marketing and CrowdCheck contracts do not reference Pop Venture.

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17.	Comment: Are there any other conflicts among CrowdCheck’s operation of the Locker and the Fund and its investors? If so, please disclose any such conflicts that have not already been disclosed.

Response: There are no conflicts.

18.	Comment: Please disclose that if the Adviser needs to sell interests in companies it will work with the portfolio companies to source private equity and strategic buyers.

Response: If the Fund needs to sell interests in the companies, the Adviser will work with the companies to source private equity and strategic buyers. This disclosure has been added to the Registration Statement.

19.	Comment: Please confirm supplementally that the Fund is considering the most recent estimate of anticipated net proceeds when formulating the fee table.

Response: Yes, the Fund considered the most recent estimate of anticipated net proceeds when formulating the fee table.

20.	Comment: Please provide an explanation of the Fund’s ‘marketing expenses’, as that term is used in the revised fee table.

Response: As used in the revised fee table, ‘marketing expenses’ means all intial and onoging expenses incurred by the Fund in marketing the Fund to acquire new investors.

* * * * * *

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1212.

Very truly yours,

/s/ Paulita A. Pike
Paulita A. Pike

cc:

Nicole Loftus, Trustee, President and Chief Executive Officer, The Pop Venture Fund

Nneka Ukpai, Chief Investment Officer, The Pop Venture Fund

Susan Dumont, Chief Compliance Officer, Pop Venture Advisers LLC

Jessica Reece, Esq., Ropes & Gray LLP

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Rita Rubin, Esq., Ropes & Gray LLP

Elizabeth Madsen, Esq., Ropes & Gray LLP